Mail Stop 3561

January 31, 2006

Robert L. Allbritton
Chairman and Chief Executive Officer
Allbritton Communications Company
1000 Wilson Boulevard, Suite 2700
Arlington, VA 22209

> **RE:** **Allbritton Communications Company**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **File No. 333-02302**

Dear Mr. Allbritton:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Selected Consolidated Financial Data, page 20

1.   Refer to your discussion of your non-GAAP measure "operating cash flow". This title is similar to GAAP measure "cash flows from operating activities". Item 10(e) of Regulation S-K prohibits the use of titles or descriptions of non-GAAP financial measures that are the same or could easily be confused with GAAP measures. Additionally, this title implies that the measure is a liquidity measure while it appears that it is intended to be a measure of operating performance. Please revise the title of your non-GAAP measure "operating cash flow".

2.   Further, if this measure is used to evaluate operating performance you are required to reconcile the measure to net income. You appear to have reconciled the measure to operating income. Please revise or advise.

3.   Finally, when presenting a non-GAAP performance measure that excludes recurring items, you must meet the burden of demonstrating the usefulness of that measure. We believe that burden is not easily met. Please refer to Question 8 of *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures* (which can be found at the following website address: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm) and note that at a minimum the following disclosures are required:

    - the manner in which management uses the non-GAAP measure to conduct or evaluate its business; (We do not believe that you have adequately explained why management believes the measure is useful. Please elaborate on how this measure is used in determining financial covenants compliance)
    - the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
    - the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
    - the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors. (The fact that investors and/or analysts use the non-GAAP financial measure is not, by itself, a sufficient reason to present the non-GAAP measure.)

Note 2 -- Significant Accounting Policies, page F-6

4.   Refer to you discussion of revenue recognition on page F-7. Tell us how your revenue recognition policy with regard to your barter transactions complies with SFAS 63. Per paragraph 8 of SFAS 63, barter transactions shall be reported at the estimated fair value of the product or service received. You appear to value your

      barter transactions at the estimated fair value of the advertising given, as opposed to the program rights received. Please revise or advise.

5.   Refer to your discussion of program rights on page F-6. It is unclear from your disclosure whether your policy complies with SFAS 63, particularly your amortization policy. Please revise your disclosures to clarify how your policy complies with paragraphs 5-6 of SFAS 63.

Note 2 - New accounting standards, page F-10

6.   We note that previously you had valued the FCC licenses using the residual value method and that as a result of implementation of EITF D-108 you expect to record a preliminary impairment charge of $75 to $85 million. Please tell us in detail about the methodology and assumptions used in determining the preliminary impairment charge.

Note 7 – Transactions with owners and related parties, page F-10

7.   Tell us your basis in the accounting literature to account for net advances to your parent as distributions to owners.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright, Staff Accountant, at (202) 551-3373 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director